EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-00000 on Form S-8 of our reports dated February 19, 2016, relating to the consolidated and combined financial statements and financial statement schedules of Urban Edge Properties (“the Company”) (which report express an unqualified opinion and includes an explanatory paragraph regarding the allocations of certain expenses from Vornado Realty Trust as discussed in Note 2 to the consolidated and combined financial statements), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2015.

/s/ DELOITTE & TOUCHE LLP
New York, NY
February 19, 2016